UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

Change of Directors

Effective August 12, 2026, Mr. Shudong Wang resigned as an independent director of the board of directors (the “Board”) of Tantech Holdings Ltd (the “Company”). Mr. Wang’s resignation was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

Effective August 12, 2026, Ms. Mengqi Liao resigned as an independent director of the Board of the Company. Ms. Liao’s resignation was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

Effective August 12, 2026, Mr. Jiwen Huang was elected as an independent director and a member of the nominating committee of the Board by the remaining members of the Board to fill the vacancy resulting from the resignation of Mr. Wang. Mr. Huang will serve for the remainder of Mr. Wang’s term, which is scheduled to expire at the Company’s 2026 annual meeting of shareholders, or until his successor is duly elected and qualified. The Board has determined that Mr. Huang satisfies the independence requirements of Nasdaq Listing Rule 5605(a)(2) and qualifies as an independent director.

Effective August 12, 2026, Mr. Chuanjiang Xiao was elected as an independent director and a member of the nominating committee of the Board by the remaining members of the Board to fill the vacancy resulting from the resignation of Ms. Liao. Mr. Xiao will serve for the remainder of Ms. Liao’s term, which is scheduled to expire at the Company’s 2026 annual meeting of shareholders, or until his successor is duly elected and qualified. The Board has determined that Mr. Xiao satisfies the independence requirements of Nasdaq Listing Rule 5605(a)(2) and qualifies as an independent director.

Mr. Jiwen Huang has served as a Director of Xinjiang Shihezi City Lisheng Medical Device Sales Co., Ltd. since August 2001, where he is responsible for the company's strategic direction and operational oversight. Mr. Huang received his associate's degree in Chinese Language and Literature from Xinjiang Adult Vocational University.

Mr. Chuanjiang Xiao has served as the Chief Executive Officer of Sichuan Chaihuo Shidai Business Information Consulting Co., Ltd. since March 2020. In this role, he oversees the company's strategic planning, daily operations, core consulting services, and financial management. Mr. Xiao received his associate's degree in Accounting from Dazhou Vocational and Technical College.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: August 19, 2026	By:	/s/ Yongxin Su
Yongxin Su
Co-Chief Executive Officer

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